Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April, 2005

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM		SEQUENTIAL PAGE NUMBER

1.	Announcement of the Start of the Public Distribution of the 1st Issue of Debentures, April 7, 2005	3

ITEM 1

Announcement of the Start of the Public Distribution of
the 1st Issue of Debentures of

Ultrapar Participações S.A.
Publicly Listed Company

Avenida Brigadeiro Luiz Antonio nº 1343 – 9º andar
São Paulo – SP
CNPJ/MF N.º 33.256.439/0001 -39

ISIN: BRUGPADBS000

Standard & Poors – brAA+

Offer Coordinators

The Lead Coordinator of the 1st Issue is Banco Bradesco S.A.

Ultrapar hereby announces the start of the public distribution of 30,000 (thirty thousand) simple debentures, in the 1st issue by Ultrapar Participações S.A. (hereinafter respectively referred to as the “ Offer”, “ Issue” and “Issuer” or “ Company”), in nominative form, not convertible into shares of the Issuer, unsecured and without special privileges, with a nominal unit value of R$ 10,000.00 (ten thousand reais) (“The Debentures”), amounting to on the date of issue, being March 1st, 2005 (“The Date of Issue”), a total of:

R$ 300,000,000.00

1. INFORMATION ABOUT THE OFFER

1.1. Extraordinary General Meeting and Meetings of the Board of Directors, which have deliberated on the Issue

The Issue has been approved, according to the deliberation: (i) of the Extraordinary General Meeting held on February 2, 2005, whose minutes were filed with the Commercial Registry of the State of São Paulo (“JUCESP”) under n.º 61.858/05-5, and published in the Official Gazette of the State of São Paulo and the newspaper Valor Econômico, on February 3, 2005, (ii) and the Meeting of the Board of Directors of the Issuer held on February 16, 2005, whose minutes were filed with JUCESP under n.º 67.750/05 -9, and published in the Official Gazette of the State of São Paulo and the newspaper Valor Econômico, on February 17, 2005 and (iii) the Meeting of the Board of Directors of the Issuer, held on March 30, 2005, whose minutes were filed with JUCESP and published in the Official Gazette of the State of São Paulo and the newspaper Valor Econômico on March 31, 2005.

The issue is regulated: (i) by the “Contract of the 1st Issue of Simple Debentures, not Convertible into Shares, Unsecured and without Special Privileges, in a Single Series, for Public Distribution, of Ultrapar Participações S.A.” (“Issue Contract”), celebrated between the Issuer and Oliveira Trust Distribuidora de Títulos e Valores Mobiliários S.A., a financial institution, whose headquarters are located at Avenida das Américas n.º 500, Bloco 13, Grupo 205, Condomínio Downtown, Barra da Tijuca, Rio de Janeiro, registered under CNPJ/MF nº 36.113.876/0001-91 (“Trustee”), on February 2, 2005, and filed with JUCESP under n.º ED 000127-2/000, on March 14, 2005; (ii) by the “First Amendment to the Contract for the 1st Issue of Simple Debentures, not convertible into shares, unsecured and without special privileges, in a single series, for Public Distribution, of Ultrapar Participações S.A.”, celebrated between the Issuer and the Trustee, on March 9, 2005, and filed with JUCESP under n.º ED 000127-2/001, on March 29, 2005 and (iii) by the “Second Amendment to the Contract for the 1st Issue of Simple Debentures, not convertible into shares, unsecured and without special privileges, in a single series, for Public Distribution, of Ultrapar Participações S.A.”, celebrated between the Issuer and the Trustee, on March 30, 2005 and filed with JUCESP.

2. CHARACTERISTICS OF THE DEBENTURES

2.1. Nominal Value

The Debentures will have a nominal unit value of R$10,000.00 (ten thousand reais) on the Date of Issue (“Nominal Unit Value”).

2.2. Number of Series

The Issue will be carried out in a single series.

2.3. Quantity of Securities

30,000 (thirty thousand) Debentures will be issued, amounting to a total sum of R$ 300,000,000.00 (three hundred million reais) on the Date of Issue.

2.4. Convertibility, Type and Form

The Debentures will be simple, nominative, and not convertible into shares of the Company.

2.5. The Placing and Distribution Plan for the Debentures

2.5.1 The Debentures will be the object of a public distribution, on a firm commitment basis, with the intermediation by financial institutions that are part of the securities distribution system, for placing according to the procedures of the SDT (securities distribution system), managed by ANDIMA (National Association of Financial Market Institutions) with subscription being settled by CETIP (Custody and Settlement Chamber) and the BOVESPA FIX Trading System (“BOVESPA FIX”), of the São Paulo Stock Exchange – BOVESPA (“BOVESPA”), with settlement carried out by CBLC (Brazilian Custody and Settlement Company). Observing the schedule described in the Prospectus for the public distribution of the Debentures (Prospectus), the Issue will be placed with the public according to the distribution plan (“Distribution Plan”) described as follows.

2.5.2. The placing will be public, there being no minimum or maximum lot sizes, giving priority, independently of chronological order, to the proposals of those investors who wish to subscribe for the Debentures who present the best proposals during the Bookbuilding Process, the best proposals being considered those that show the lowest rates of remuneration to the investor, it also being desirable that the placing be carried out in such a way as to achieve a high degree of dispersal among investors, so as to achieve greater liquidity in the secondary market.

2.5.3. The public placing of the debentures will only begin: (i) after the granting of the registration of the Issue by the CVM, (ii) through the publication of an announcement for the Start of the Placing (iii) when the Definitive Prospectus is made available at the headquarters and on a page on the global computer networks of (a) the Company; (b) the Coordinators of the Public Distribution; (c) the CVM, for consultation and reproduction only; and (d) BOVESPA and CETIP.

2.5.4. The period for the placing of the Debentures on a firm commitment basis will be 3 (three) working days, counting from the date of the publication of this announcement (“Placing Period”).

2.5.5. The date of the end of distribution and the result of the same will be disclosed through the publication of a closure announcement, to be published in the Official Gazette of the State of São Paulo and the newspaper Valor Econômico.

2.5.6. The firm commitment provided by the Coordinators is valid to April 15, 2005.

2.5.7. The Coordinators must carry out the public distribution of the Debentures, in such a way as to ensure: (i) that the treatment granted to investors is fair and equitable, (ii) that the investment fits the risk profile of their clients, and (iii) that their sales representatives previously receive a copy of the Prospectus, which they must read, any queries or doubts that they may have being clarified by persons designated for this purpose.

2.6. Type

The Debentures will be unsecured and without any special privileges.

2.7. Term and Due Date

The Debentures will have a term of 3 (three) years, counting from the Date of Issue, falling due on 1st March 2008 (“Due Date”). The Company will be obliged, on the Due Date, to reimburse the Debentures which are still in circulation, for their Nominal Unit Value, with remuneration added (as defined below) calculated pro rata temporis, from the last payment date of the said remuneration.

2.8. Trading

The Debentures will be registered for trading on the secondary market of the SND, managed by ANDIMA and operated by CETIP and BOVESPA FIX, in this latter case, the trades being settled and the Debentures held in the custody of the CBLC.

2.9. Payment and Payment Period

The Debentures of this Issue will be paid for in cash, in the national currency, at the time of subscription.

2.10. Subscription Price

The Debentures will be subscribed for and paid for at their Nominal Unit Value, with Remuneration added (as defined in item 2.12 which follows), calculated pro rata temporis from the Date of Issue to the date of effective payment.

2.11. Debenture Certificates

The Company will not be issuing Debenture Certificates. For all legal purposes, the ownership of the Debentures will be proved by the issuing of a statement by Banco Bradesco S.A., responsible for the services of issuing and registration bank (“Issuing Bank”). Furthermore, the Asset Position Report, published by the SND, will also be recognised as proof of ownership of the Debentures, accompanied by a statement, in the name of the Debenture Holder, issued by the financial institution responsible for the custody of the securities, when deposited with the SND. For those Debentures deposited with the CBLC, a statement will be issued by the CBLC, in the name of the Debenture Holder.

2.12. Remuneration of the Debentures

2.12.1. From the Date of Issue, the Debentures will enjoy remuneration (“Remuneration”) which takes into account the remunerated interest applicable on the Nominal Unit Value, from the Date of Issue, and paid at the end of each Capitalization Period, as defined below, according to the following formula. The rate of interest applicable to the Debentures, defined in the Bookbuilding Procedure, will be 102.5% (one hundred and two point five per cent) of the accumulated daily interest rates of the DI - one-day Interbank Deposit Rate, “over extra group”, calculated and published by CETIP, on a base of 252 days, expressed in the form of an annual percentage (“DI Rate ”).

2.12.2. At the end of the Bookbuilding Procedure, the Company's Board of Directors ratified the percentage DI Rate that will be applicable to the Debentures.

2.12.3. The average daily rates will be accumulated in exponential form, utilizing the criteria pro rata temporis, up to the date of effective payment of the interest, in such a way as to cover the entire Capitalization Period.

2.12.4. The calculation of the Remuneration will be according to the following formula:

JR =VN x [FatorDI 1], where:

JR =	the value of remuneration to be paid on the respective due dates, calculated to 6(six) decimal places, without rounding up or down;

VN =	Nominal Unit Value, shown to 6 (six) decimal places, without rounding up or down; and

FatorDI =	product of the DI Rates, on the date of the start of capitalization, including, up to the date of calculation, exclusive, calculated to 8 (eight) decimal places, the figures being rounded, according to the formula below:

where:
total number of DI Rates, "n DI " being a whole number;
n DI =

TDI k =	DI rate expressed per day, calculated to 8 (eight) decimal places with rounding:

DI k =	DI Rate, on an annual percentage, based on 252 (two hundred and fifty-two) working days, calculated and published by CETIP, referring to day "k";

d k =	number of working day(s) corresponding to the validity period of the DI Rate , "d k " being a whole number; and

S =	Percentage applied on the DI rate, shown to 2 (two) decimal places.

2.12.4.1. The factor resulting from the equation (1 +TDIk x S /100) is considered to 16 (sixteen) decimal places, without rounding up or down.

2.12.4.2. The product of the daily factors shall be effected (1 +TDIk x S /100), each accumulated daily factor being shortened to 16 (sixteen) decimal places, and applied to the next daily factor, and so on and so forth, up to the last number considered.

2.12.4.3. Once the factors are accumulated, the resulting DI Factor shall be considered to 8 (eight) decimal places, the final number being rounded.

2.12.5. For the purposes of calculating the Debenture Remuneration, the Capitalization Period shall be defined as the time interval which begins from the Date of Issue, inclusive, in the case of the first Capitalization Period, or the due date of the immediately preceding Remuneration, inclusive, in the case of the other capitalization periods, and ending on the date of the next Remuneration due date, exclusive. Each Capitalization Period succeeds the previous one without a continuous link.

2.13. Amortization

There will be no amortization of the Nominal Unit Value of the Debentures, which will be paid in full on the Due Date.

2.14. Payment of Remuneration

The relative amounts of the Debenture Remuneration must be paid half yearly, always on the 1st (first) in day of the months of March and September of each year, the first payment being due on the 1st (first) of September 2005.

2.15. Guarantee

2.15.1. Oxiteno S.A. Indústria e Comércio (“Guarantor”) has provided surety for the Debenture Holders, represented by the Trustee, committing itself as guarantor for the Debenture Holders and principal payer for the total value of the Company's debt represented by the Debentures, on the Date of Issue, with Remuneration added and any applicable fines for delays applied, as well as the other pecuniary obligations set out in the Issue Contract (“Guaranteed Value”).

2.15.2. The surety will come into force on the Date of Issue, and will remain valid in all its conditions up to the full payment of the Guaranteed Value or the date of the replacement of the guarantee, observing the conditions set out in the items which follow.

2.15.3. In the case of (i) the occurrence, in regard to the Guarantor, of any advance redemption as described in item 2.21., with the exception of the event referred to in subparagraph (e) or (ii) the sale, directly or indirectly, of the shareholder control of the Guarantor, the Trustee shall require the replacement of the surety hereby provided, which must be carried out within a period of 15 (fifteen) days, counting from the date of receipt, by the Company, of notification requesting replacement.

2.15.4. In the case referred to in item 2.15.3. , the surety provided by the Guarantor can only be replaced by a bank guarantee, authorised in favour of the Debenture Holders, represented by the Trustee, issued by a financial institution with a risk classification on a national equivalent scale of a minimum of AA-, as measured by Standard & Poor’s.

2.15.5. Except for the case dealt with by item 2.15.4. , the replacement of the Guarantor shall be subject to the prior approval of the Debentures Holders, representing 75% (seventy-five per cent) of the debentures in circulation, at a meeting of Debentures Holders specially convened for this purpose.

2.16. Right to Acquire

The Company may, at any time, acquire the Debentures of this Issue in market circulation, for a price that does not exceed their Nominal Unit Value, with Remuneration added, calculated pro rata temporis, observing the terms of paragraph 2 of article 55 of Brazilian Corporation Law. The Debentures acquired by the Company may be cancelled, held in the Company's Treasury, or again placed in the market.

2.17. Advance Redemption

There will be no advance redemption of the Debentures.

2.18. Renegotiation

Their shall be no renegotiation of these Debentures.

2.19. Fines Due to Delayed Payments

In the event of any failure to pay on time, any amount due to the Debenture Holders, the outstanding debt shall be subject to a fine, non-compensatable, of 2% (two per cent) of the value owed, and additional interest calculated on the amount due, from the date of falling due to the effective payment date, at a rate of 1% (one percent) a month, independent of advice, notification judicial or extrajudicial intercession, in addition to the charging expenses incurred.

2.20. Loss of rights to delay-rated fines and charges

Without prejudicing the terms set out in item 2.19. above, the non-appearance of the Debenture Holders to receive the amount corresponding to any of the pecuniary obligations of the Company on the dates set out in the Issue Contract, or in a public communication by the Company, shall not confer the Debenture Holder the right to receive remuneration and/or fines for the period related to the resulting payment delay, the Debenture Holder nonetheless retaining all the rights acquired up to the respective payment due date.

2.21. Redemption Ahead of Schedule

2.21.1. Certain hypothetical events are considered that trigger the advance redemption of the Debentures of this Issue, observing the terms in items 2.21.2. and 2.21.3. below, resulting in the immediate demand for payment, from the Company, for the Nominal Unit Value of each Debenture, with remuneration added, calculated pro rata temporis from the date of the Debenture Issue or the last date of interest payment, up to the effective payment date, in any of the following occurrences:

(a)	The request for bankruptcy protection on the part of the Company and/or its direct or indirect controlling shareholders, or any similar procedure judicial or extrajudicial, subsequently enacted by law;

(b)	The liquidation, dissolving or winding up of the Company and/or its direct or indirect controlling shareholders or any companies under its control;

(c)	The request for winding up by the Company and/or its direct or indirect controlling shareholders and companies controlled by it, which is not carried out according to the legally defined time period;

(d)	The non-payment, on the respective due dates, of remuneration due on the Debentures, as well as any other pecuniary obligations set out under the terms of the Issue Contract;

(e)	The selling off, directly or indirectly, of the shareholder control of the Company, except in the case of the sale of shareholdings between the current controlling shareholders of the Company;

(f)	The incorporation, merger, spin-off, or implementation of any other type of corporate reorganization of the Company, which has not received the prior approval by Debenture Holders that represent a minimum of 75% (seventy-five per cent) of the debentures in circulation, at a meeting of Debenture Holders specially convened for this purpose, except in the case of the incorporation, merger, spin-off all other type of corporate reorganization of the Company, exclusively involving the subsidiaries of the Company on the date of the signing of the Issue Contract, as set out in the Prospectus;

(g)	Failure by the Company to meet any and every non-pecuniary obligation arising from the Issue Contract, not remedied within a period of 30 (thirty) days, counting from the receipt of written notice sent by the Trustee;

(h)	Failure by the Company to observe the following financial index, which shall be verified on a quarterly basis, always at the same time as when its quarterly figures are regular reported by the Company: a Net Debt/EBITDA ratio, of less than or equal to 3.5. For the purposes of this item (h), Net Debt is considered to be all the consolidated financial debt of the Issuer, excluding the total value of cash and equivalents and the Issuer's consolidated financial deposits, while EBITDA is considered to be consolidated operating profit, before interest, and the consolidated expenses of depreciation and amortization;

(i)	A Reduction in the paid-up capital of the Company and/or any alteration to the Company's Bylaws, which implies the concession of the right of withdrawal of the Company's shareholders, for an amount that could affect, directly or indirectly, the fulfilment of the Company's obligations, as set out in the Issue Contract;

(j)	Legitimate protests by Debenture Holders against the Company, whose unit or aggregate value exceeds R$15,000,000.00 (fifteen million reais), except in the case of the protest being made by mistake or in bad faith on the part of third parties, provided that this is proven to be the case by the Company, if this is so, or if the protest is withdrawn, in any event, within a maximum period of 3 (three) working days of its occurrence;

(k)	The failure to pay, or paying down in advance, of any of the debts of the Company, for a unitary or aggregate amount equal or greater than R$25,000,000.00 (twenty-five million reais), due to a contractual failure to pay, for an amount that could, in any event, prejudice the Company's fulfilment of the pecuniary obligations arising from the Issue, save where the Company proves, within one working day immediately following the date of its occurrence, that this failure to pay or advanced paying down of debt, did not take place or has been definitively remedied by the Company;

(l)	The sell-off, confiscation, misappropriation or any form of disposal, during the period that the Debentures are in force, of operational assets which, individually or together, result in a reduction in the Company's net consolidated operating revenues of more than 25% (twenty five percent) compared to the value of the Company's net consolidated operating reported for the year ending the 31 December 2004, corrected annually by the variation in the General Market Prices Index (IGP-M), calculated by Fundação Getúlio Vargas. The limit above being calculated quarterly, taking into account the operating revenues of the Company during the 12 (twelve) months prior to the end of each quarter, and using the financial information usually published by the Company; and

(m)	The payment by the issuer, of dividends and/or interest on equity payments, except for legally obligatory dividends or interest-on-equity payments ascribed as obligatory dividends, if they cause delay in relation to the fulfilment of any of the pecuniary obligations set out in the Issue Contract.

2.21.2. The occurrence of any of the events cited in subparagraphs (a), (b), (c) and (d) above shall trigger the Debentures' redemption ahead of schedule, independent of any advice or notification.

2.21.3. If any of the events indicated in subparagraphs (e) to (m) above occur, the Trustee must convene, within a period of 48 (forty-eight) hours from the date of becoming aware of the occurrence of the said events, a General Debenture Holders Meeting to deliberate on the declaration of the Debentures' redemption ahead of schedule, observing the procedures for convening meetings and the specific quorum established below. A Debenture Holders Meeting may also be convened by the Company, by Debenture Holders that represent at least 10% (ten percent) of the Debentures in circulation, or by the CVM.

2.21.4. The Debenture Holders Meeting, convened under the terms of item 2.21.3. , may opt, by deliberation of Debenture Holders which represent a minimum of 2/3 (two thirds) of the Debentures in circulation, to not declare the Debentures' redemption ahead of schedule.

2.21.5. In the event of (i) the non-convening of a Debenture Holders Meeting, (ii) the non-implementation of a Debenture Holders Meeting due to lack of a sufficient quorum, or (iii) the non-approval of the exercising of the entitlement envisaged in item 2.21.4. by the minimum quorum necessary for deliberation referred to in it, the Trustee must declare the Debentures' redemption ahead of schedule.

2.21.6. In the event of the Debentures' redemption ahead of schedule, after the full payment by the Issuer of the Nominal Unitary Value of each Debenture, with remuneration added calculated pro rata temporis from the Date of Issue or the last Remuneration, the Debentures will be cancelled.

2.22. Extension of Time Periods

The time periods referring to payment of any obligations by whatever party, including the Debenture Holders, may be considered to be extended, with regard to payment of the subscription price up to the 1st (first) subsequent working day, if the due date should happen to fall on a commercial or bank holiday in the City of São Paulo, in the state of São Paulo, without any increase in the amounts to be paid, save in the case where payments must be carried out through CETIP or CBLC, in which case, and extension in the payment period shall only occur when the date coincides with a national bank holiday, a Saturday or Sunday.

2.23. Location for Payment

2.23.1. The remuneration payments made on the Debentures shall be carried out, depending on the case: (i) using the procedures adopted by the CBLC, for Debentures registered on BOVESPA FIX; or (ii) the procedures adopted by CETIP, for those debentures registered on SND; or (iii) for those Debenture Holders who are not linked to the systems, by the Issuing Bank.

2.23.2. In the event of the execution of the guarantee dealt with in item 2.15. above, the payment of the Debentures registered with the SND shall be carried out by the Issuing Bank.

2.24. Target Audience of the Offer

The target audiences of the Offer are: individual investors, corporate investors, investment funds, pension funds, asset managers, institutions authorized to operate by Brazilian Central Bank, insurance companies, complementary retirement fund bodies and capitalization entities or institutional or qualified investors.

2.25. Declaration of the Unsuitability of the Investment

The Offer is not for those investors who need substantial liquidity in their securities or shares, seeing that the secondary market for debenture trading is restricted in size.

2.26. Immunity of Debenture Holders

In the case of any Debenture Holder enjoying some type of tax immunity or exemption, the supporting documentation must be sent to the Issuing Bank, within a minimum period of 10 (ten) working days before the next date set for the receipt of Debenture payments, without which the tax due under the current tax legislation in force shall be discounted from the Debenture Holder's remuneration payment at source.

2.27. Publicity

All the actions and decisions to be made regarding this Issue, which, in any way, involve the interests of the Debenture Holders, must be obligatorily communicated in the form of notices published in the Official Gazette of the State of São Paulo and the newspaper Valor Econômico.

2.28. Risk Classification

The Company has contracted Standard & Poor’s to draw up a risk classification report for this Issue. These reports can be found in the annexes to the Prospectus.

For further information about the Debentures, those interested should read the Issue Contract, annexed to the Prospectus.

3. LOCATIONS WHERE THE DEBENTURES CAN BE PURCHASED

Those interested in acquiring Debentures can contact the Coordinators for the Public Distribution at the following addresses:

Banco Bradesco S.A.
Avenida Paulista, n.º 1450 – 3º andar
01310-917- São Paulo – SP
Attn.: João Carlos Zani / Rodrigo Margoni
Telephone: (11) 2178-4800
Fax: (11) 2178-4838
e-mail: 4013.zani@bradesco.com.br/4013.margoni@bradesco.com.br

Banco Itaú BBA S.A.
Av. Brigadeiro Faria Lima, nº 3.400, 4º andar
CEP: 04538-132 São Paulo - SP
Attn.: Gustavo Bellon
Telephone: (11) 3708-8717
Fax: (11) 3708-8107
e-mail: gtbellon@itaubba.com.br

Banco ABN AMRO Real S.A.
Avenida Paulista, n.º 1.374 – 16º andar
01310-916 – São Paulo - SP
Attn: Sr. Ciro Giannini
Telephone: (11) 3174 6830
Fax: (11) 3174 6809
e-mail: ciro.giannini@br.abnamro.com

4. TRUSTEE

Oliveira Trust Distribuidora de Títulos e Valores Mobiliários S.A.
Avenida das Américas nº 500, Bloco 13, Grupo 205
Condomínio Downtown, Barra da Tijuca
Rio de Janeiro - RJ
Telephone: (21) 2493-7003
Fax: (21) 2493-4746/4901
Attn.: Sr. Juarez Dias Costa
e-mail: agente@oliveiratrust.com.br

5. Issuing and registering bank for the debentures

Banco Bradesco S.A.
“Cidade de Deus” Administrative Complex
Prédio Amarelo - 2º andar
Vila Yara, Osasco - SP
Attn.: Sr. Cassiano Ricardo Scarpelli
Telephone: (11) 3684-4522
Fax: (11) 3684-5645

6. OTHER INFORMATION

For more information with regard to the Offer and the Debentures, as well as the obtaining of a copy of the Prospectus for the Debenture Distribution referring to the Offer, those interested should contact the headquarters of the Coordinators, whose addresses are shown in item 3. above, or from the CVM or the headquarters of the Issuer, whose addresses are listed below:

CVM (Brazilian Securities Commission) Rua Sete de Setembro, n.º 111, 5º andar Rio de Janeiro – RJ	Rua Formosa, n.º 367, 20º andar São Paulo – SP

The Definitive Prospectus is available for investors at the CVM for the purpose of consulting and reproduction only.

Ultrapar Participações S.A.
Avenida Brigadeiro Luiz Antonio nº 1.343/9º andar
São Paulo – SP
Attn: Sr. Fábio Schvartsman – Chief Financial and Investor Relations Officer
Tel.: (0xx11) 3177-6482 Fax: (0xx11) 3287-1937
www.ultra.com.br

Printed copies of the Definitive Prospectus of the Offer are available for removal, by interested parties, at the addresses of the Issuer and the Lead Coordinator cited above.

The Definitive Prospectus of the Offer is available, in electronic form, for consulting and reproduction on the pages of the global computer networks of: (a) the Issuer (www.ultra.com.br); (b) the Coordinators: (www.shopinvest.com.br); (www.itaubba.com.br); (www.abnamro.com.br); (c) the CVM (www.cvm.gov.br); (d) CETIP (www.cetip.com.br); and (e) BOVESPA (www.bovespa.com.br).

Offer Start Date: from the date of the publication of this Start Announcement, being, April 7, 2005. The Issue has been previously filed with CVM and registered, on April 6, ]2005, under n.º CVM/SRE/DEB/2005/015.

THE REGISTRATION OF THIS DISTRIBUTION DOES NOT IMPLY, ON THE PART OF THE CVM, ANY GUARANTEE OF THE TRUTH OF THE INFORMATION PROVIDED OR ANY JUDGEMENT ON THE QUALITY OF THE ISSUER, OR THE DEBENTURES TO BE DISTRIBUTED.

“The Offer has been drawn up in accordance with the terms of the ANBID Self Regulation Codes for Public Offerings of Securities, registered with the 5th Securities and Documents Office in the State of Rio de Janeiro under n.º 497585, meeting all the minimum information standards contained in the same, no responsibility falling to ANBID for any of the information referred to, for the quality of the Issuer, for the participating institutions or for the Debentures themselves.”

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

Date:	April 7, 2005	By:	/s/ Lúcio de Castro Andrade Filho

			Name:	Lúcio de Castro Andrade Filho
			Title:	Vice-President

(Announcement of the Start of the Public Distribution of the 1st Issue of Debentures, April 7, 2005)